Exhibit 99.5
James Hardie Industries N.V.
and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Period Ended 31 December 2009

James Hardie Industries N.V. and Subsidiaries
Index

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	31 December	31 March	31 December		31 March
	2009	2009	2009		2009

Assets
Current assets:
Cash and cash equivalents	$51.2	$42.4	A$	57.1	A$	61.7
Restricted cash and cash equivalents	0.2	0.3		0.2		0.4
Restricted cash and cash equivalents — Asbestos	43.5	45.4		48.5		66.1
Restricted short-term investments — Asbestos	26.9	52.9		30.0		77.0
Accounts and notes receivable, net of allowance for doubtful accounts of $1.9 million (A$2.1 million) and $1.4 million (A$2.0 million) as of 31 December 2009 and 31 March 2009, respectively	114.7	111.4		127.9		162.1
Inventories	133.3	128.9		148.6		187.6
Prepaid expenses and other current assets	28.0	20.4		31.2		29.7
Insurance receivable — Asbestos	16.4	12.6		18.3		18.3
Workers’ compensation — Asbestos	0.7	0.6		0.8		0.9
Deferred income taxes	27.2	32.5		30.3		47.3
Deferred income taxes — Asbestos	16.1	12.3		18.0		17.9

Total current assets	458.2	459.7		510.9		669.0
Restricted cash and cash equivalents	5.1	5.0		5.7		7.3
Property, plant and equipment, net	710.0	700.8		791.7		1,019.8
Insurance receivable — Asbestos	182.9	149.0		204.0		216.9
Workers’ compensation — Asbestos	96.3	73.8		107.4		107.4
Deferred income taxes	1.4	2.1		1.6		3.1
Deferred income taxes — Asbestos	414.4	333.2		462.1		484.8
Deposit with Australian Taxation Office	237.9	173.5		265.3		252.5
Other assets	24.7	1.6		27.5		2.3

Total assets	$2,130.9	$1,898.7	A$	2,376.2	A$	2,763.1

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$74.8	$89.1	A$	83.4	A$	129.7
Short-term debt	—	93.3		—		135.8
Current portion of long-term debt	139.0	—		155.0		—
Accrued payroll and employee benefits	37.1	35.5		41.4		51.7
Accrued product warranties	7.5	7.4		8.4		10.8
Income taxes payable	9.5	1.4		10.6		2.0
Asbestos liability	102.1	78.2		113.9		113.8
Workers’ compensation — Asbestos	0.7	0.6		0.8		0.9
Other liabilities	23.4	9.5		26.1		13.8

Total current liabilities	394.1	315.0		439.6		458.5
Long-term debt	53.0	230.7		59.1		335.7
Deferred income taxes	116.4	100.8		129.8		146.7
Accrued product warranties	18.7	17.5		20.9		25.5
Asbestos liability	1,495.7	1,206.3		1,667.9		1,755.4
Workers’ compensation — Asbestos	96.3	73.8		107.4		107.4
Other liabilities	87.8	63.3		97.9		92.1

Total liabilities	2,262.0	2,007.4	A$	2,522.6	A$	2,921.3

Commitments and contingencies (Note 8)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 434,400,474 shares issued at 31 December 2009 and 432,263,720 shares issued at 31 March 2009	221.0	219.2
Additional paid-in capital	35.7	22.7
Accumulated deficit	(435.4)	(352.8)
Accumulated other comprehensive income	47.6	2.2

Total shareholders’ deficit	(131.1)	(108.7)

Total liabilities and shareholders’ deficit	$2,130.9	$1,898.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars, except per share data)	2009	2008	2009	2008

Net sales	$261.0	$254.4	$849.7	$961.3
Cost of goods sold	(164.3)	(172.0)	(525.0)	(641.7)

Gross profit	96.7	82.4	324.7	319.6

Selling, general and administrative expenses	(46.9)	(51.9)	(137.3)	(161.7)
Research and development expenses	(7.2)	(5.2)	(20.2)	(17.8)
Asbestos adjustments	(17.5)	93.6	(200.0)	193.9

Operating income (loss)	25.1	118.9	(32.8)	334.0
Interest expense	(1.8)	(2.5)	(4.8)	(7.4)
Interest income	1.0	1.4	2.9	5.5
Other income	2.2	—	6.0	—

Income (loss) before income taxes	26.5	117.8	(28.7)	332.1

Income tax expense	(11.6)	(6.8)	(53.9)	(66.2)

Net income (loss)	$14.9	$111.0	$(82.6)	$265.9

Net income (loss) per share — basic	$0.03	$0.26	$(0.19)	$0.62

Net income (loss) per share — diluted	$0.03	$0.26	$(0.19)	$0.61

Weighted average common shares outstanding (Millions):
Basic	433.3	432.2	432.7	432.2
Diluted	438.8	433.5	432.7	433.5
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months				Nine Months
	Ended 31 December				Ended 31 December
(Millions of Australian dollars, except per share data)	2009		2008		2009		2008

Net sales	A$	279.4	A$	379.8	A$	1,018.9	A$	1,151.2
Cost of goods sold		(176.4)		(255.9)		(629.5)		(768.4)

Gross profit		103.0		123.9		389.4		382.8

Selling, general and administrative expenses		(51.0)		(76.4)		(164.6)		(193.7)
Research and development expenses		(7.9)		(5.1)		(24.2)		(21.3)
Asbestos adjustments		(10.5)		122.8		(239.8)		232.2

Operating income (loss)		33.6		165.2		(39.2)		400.0
Interest expense		(2.0)		(3.6)		(5.8)		(8.9)
Interest income		1.1		2.1		3.5		6.6
Other income		2.4		—		7.2		—

Income (loss) before income taxes		35.1		163.7		(34.3)		397.7

Income tax expense		(11.5)		(14.5)		(64.6)		(79.3)

Net income (loss)	A$	23.6		149.2	A$	(98.9)		318.4

Net income (loss) per share — basic	A$	0.05	A$	0.35	A$	(0.23)	A$	0.74

Net income (loss) per share — diluted	A$	0.05	A$	0.34	A$	(0.23)	A$	0.73

Weighted average common shares outstanding (Millions):
Basic		433.3		432.2		432.7		432.2
Diluted		438.8		433.5		432.7		433.5
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of US dollars)	2009	2008

Cash Flows From Operating Activities
Net (loss) income	$(82.6)	$265.9
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortisation	45.6	41.6
Deferred income taxes	45.3	(26.6)
Prepaid pension cost	—	0.7
Stock-based compensation	5.6	5.2
Asbestos adjustments	200.0	(193.9)
Other	—	0.2
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	14.6	60.2
Restricted short-term investments	42.6	(4.5)
Payment to the AICF	—	(50.7)
Accounts and notes receivable	(17.4)	34.2
Inventories	(14.4)	28.7
Prepaid expenses and other current assets	(32.5)	1.4
Insurance receivable — Asbestos	10.8	16.5
Accounts payable and accrued liabilities	20.4	2.3
Asbestos liability	(72.9)	(75.4)
Deposit with Australian Taxation Office	(14.4)	(8.5)
ATO settlement payment	—	(101.6)
Other accrued liabilities	47.9	29.6

Net cash provided by operating activities	198.6	25.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(35.2)	(16.8)

Net cash used in investing activities	(35.2)	(16.8)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	—	7.2
Repayments of short-term borrowings	(93.3)	—
Proceeds from long-term borrowings	110.0	26.5
Repayments of long-term borrowings	(148.7)	—
Proceeds from issuance of shares	8.3	0.1
Tax benefit from stock options exercised	0.9	—
Dividends paid	—	(34.6)

Net cash used in financing activities	(122.8)	(0.8)

Effects of exchange rate changes on cash	(31.8)	15.3

Net increase in cash and cash equivalents	8.8	23.0
Cash and cash equivalents at beginning of period	42.4	35.4

Cash and cash equivalents at end of period	$51.2	$58.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$35.9	$18.8
Short-term deposits	15.3	39.6

Cash and cash equivalents at end of period	$51.2	$58.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of Australian dollars)	2009		2008

Cash Flows From Operating Activities
Net (loss) income	A$	(98.9)	A$	318.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortisation		54.7		49.8
Deferred income taxes		54.3		(31.9)
Prepaid pension cost		—		0.8
Stock-based compensation		6.7		6.2
Asbestos adjustments		239.8		(232.2)
Other		—		0.2
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		17.5		72.1
Restricted short-term investments		51.1		(5.4)
Payment to the AICF		—		(60.7)
Accounts and notes receivable		(20.9)		41.0
Inventories		(17.3)		34.4
Prepaid expenses and other current assets		(39.0)		1.7
Insurance receivable — Asbestos		13.0		19.8
Accounts payable and accrued liabilities		24.5		2.8
Asbestos liability		(87.4)		(90.3)
Deposit with Australian Taxation Office		(17.3)		(10.2)
ATO settlement payment		—		(121.7)
Other accrued liabilities		57.4		35.4

Net cash provided by operating activities		238.2		30.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(42.2)		(20.1)

Net cash used in investing activities		(42.2)		(20.1)

Cash Flows From Financing Activities
Proceeds from short-term borrowings		—		8.6
Repayments of short-term borrowings		(111.9)		—
Proceeds from long-term borrowings		131.9		31.7
Repayments of long-term borrowings		(178.3)		—
Proceeds from issuance of shares		10.0		0.1
Tax benefit from stock options exercised		1.1		—
Dividends paid		—		(41.4)

Net cash used in financing activities		(147.2)		(1.0)

Effects of exchange rate changes on cash		(53.4)		36.7

Net (decrease) increase in cash and cash equivalents		(4.6)		45.8
Cash and cash equivalents at beginning of period		61.7		38.6

Cash and cash equivalents at end of period	A$	57.1	A$	84.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	40.0	A$	27.2
Short-term deposits		17.1		57.2

Cash and cash equivalents at end of period	A$	57.1	A$	84.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Deficit
(Unaudited)

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Income	Total
Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$2.2	$(108.7)

Comprehensive (loss) income:
Net loss	—	—	(82.6)	—	(82.6)
Pension and post-retirement benefit adjustments	—	—	—	0.2	0.2
Unrealised gain on investments	—	—	—	3.4	3.4
Foreign currency translation gain	—	—	—	41.8	41.8

Other comprehensive income	—	—	—	45.4	45.4

Total comprehensive loss					(37.2)
Stock-based compensation	—	5.6	—	—	5.6
Tax benefit from stock options exercised	—	0.9	—	—	0.9
Stock options exercised	1.8	6.5	—	—	8.3

Balances as of 31 December 2009	$221.0	$35.7	$(435.4)	$47.6	$(131.1)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (“JHI NV”) and its current wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2009, filed with the United States Securities and Exchange Commission on 25 June 2009.
The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 31 December 2009, and the consolidated results of operations for the three months and nine months ended 31 December 2009 and 2008 and consolidated cash flows for the nine months ended 31 December 2009 and 2008. The results of operations for the three months and nine months ended 31 December 2009 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements.
The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March	31 December
(US$1 = A$)	2009	2009	2008

Assets and liabilities	1.4552	1.1151	1.4444
Statements of operations	n/a	1.1991	1.1975
Cash flows — beginning cash	n/a	1.4552	1.0903
Cash flows — ending cash	n/a	1.1151	1.4444
Cash flows — current period movements	n/a	1.1991	1.1975
We have evaluated all subsequent events through 11 February 2009, the date the financial statements were issued.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of shares)	2009	2008	2009	2008

Basic common shares outstanding	433.3	432.2	432.7	432.2
Dilutive effect of stock awards	5.5	1.3	—	1.3

Diluted common shares outstanding	438.8	433.5	432.7	433.5

(US dollars)	2009	2008	2009	2008

Net income (loss) per share — basic	$0.03	$0.26	$(0.19)	$0.62
Net income (loss) per share — diluted	$0.03	$0.26	$(0.19)	$0.61
Potential common shares of 7.6 million and 18.5 million for the three months ended 31 December 2009 and 2008, and 13.4 million and 19.3 million for the nine months ended 31 December 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless antidilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$2.2 million and US$1.9 million during the three months ended 31 December 2009 and 2008, respectively, and US$6.7 million and US$8.5 million during the nine months ended 31 December 2009 and 2008, respectively.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended and Restated Final Funding Agreement (“Amended FFA”) entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.
AICF
In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF. In addition, the Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors.
Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI NV guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.
The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.
Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
As of 31 December 2009, the Company has not provided financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially the Company’s ability to generate net operating cash flow.
On 7 November 2009, the NSW Government and the Australian Government advised that the Australian Government will loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government will make available to the AICF. The proposed standby loan facility will enable the AICF to meet a short-term funding shortfall, and to continue to make payments to claimants.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
See Asbestos-Related Assets and Liabilities below and Note 6 – Asbestos for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the Amended FFA.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$12.3 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The portion of the KPMG Actuaries’ estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries’ estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
In April 2009, the FASB expanded disclosure requirements for interim reporting periods to include disclosures about the fair value of financial instruments held by the Company. The Company adopted this statement effective for its first quarter of fiscal 2010, which has resulted in the disclosure of the fair values attributable to debt instruments within the interim report. See Note 7 for further information.
Effective for the Company’s second quarter of fiscal 2010, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to US GAAP literature in the notes to the consolidated financial statements. There was no impact on the Company’s results of operations, financial condition or liquidity.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
3. Inventories
Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2009	2009

Finished goods	$87.9	$82.5
Work-in-process	4.4	4.7
Raw materials and supplies	48.7	48.9
Provision for obsolete finished goods and raw materials	(7.7)	(7.2)

Total inventories	$133.3	$128.9

4. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress[1]	Total

Balance at 31 March 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Changes in net book value:
Capital expenditures	—	2.2	14.9	18.1	35.2
Depreciation	—	(7.3)	(38.3)	—	(45.6)
Other movements	—	—	20.7	(20.7)	—
Foreign currency translation adjustments	—	—	19.6	—	19.6

Total changes	—	(5.1)	16.9	(2.6)	9.2

Balance at 31 December 2009:
Cost	18.0	214.5	923.1	49.0	1,204.6
Accumulated depreciation	—	(68.7)	(425.9)	—	(494.6)

Net book value	$18.0	$145.8	$497.2	$49.0	$710.0

[1]	Construction in progress consists of plant expansions and upgrades.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
5. Short and Long-Term Debt
Debt consists of the following components:

	31 December	31 March
(Millions of US dollars)	2009	2009

Short-term debt	$—	$93.3
Current portion of long-term debt	139.0	—
Long-term debt	53.0	230.7

Total debt	$192.0	$324.0

The weighted average interest rate on the Company’s total debt was 0.91% and 1.48% at 31 December 2009 and 31 March 2009, respectively.
At 31 December 2009, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.88%	$161.7	$139.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.13%	45.0	8.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	0.95%	130.0	45.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$426.7	$192.0

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 December 2009, there was US$192.0 million drawn under the combined facilities and US$234.7 million was unutilised and available.
In December 2009, the Company refinanced US$130 million in facilities, which previously had maturity dates on or prior to June 2010. The maturity date of these new facilities is in December 2012 and the weighted average term of all debt facilities is 1.9 years at 31 December 2009.
At 31 December 2009, management believes that the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
6. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2009	2008	2009	2008

Effect of foreign currency exchange	$(17.5)	$93.6	$(200.0)	$193.9

Total Asbestos Adjustments	$(17.5)	$93.6	$(200.0)	$193.9

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net Amended FFA Liability”.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	31 December	31 March
(Millions of US dollars)	2009	2009

Asbestos liability – current	$(102.1)	$(78.2)
Asbestos liability – non-current	(1,495.7)	(1,206.3)

Asbestos liability – Total	(1,597.8)	(1,284.5)

Insurance receivable – current	16.4	12.6
Insurance receivable – non-current	182.9	149.0

Insurance receivable – Total	199.3	161.6

Workers’ compensation asset – current	0.7	0.6
Workers’ compensation asset – non-current	96.3	73.8
Workers’ compensation liability – current	(0.7)	(0.6)
Workers’ compensation liability – non-current	(96.3)	(73.8)

Workers’ compensation – Total	—	—

Deferred income taxes – current	16.1	12.3
Deferred income taxes – non-current	414.4	333.2

Deferred income taxes – Total	430.5	345.5

Income tax payable (reduction in income tax payable)	12.1	22.8
Other net liabilities	(1.7)	(2.0)

Net Amended FFA liability	(957.6)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	70.4	98.3

Unfunded Net Amended FFA liability	$(887.2)	$(658.3)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The changes in the asbestos liability for the nine months ended 31 December 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability – 31 March 2009	A$	(1,869.2)	1.4552	$(1,284.5)

Asbestos claims paid[1]		84.9	1.1991	70.8
AICF claims-handling costs incurred[1]		2.5	1.1991	2.1
Loss on foreign currency exchange				(386.2)

Asbestos liability – 31 December 2009	A$	(1,781.8)	1.1151	$(1,597.8)

Insurance Receivable – Asbestos
The changes in the insurance receivable for the nine months ended 31 December 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable – 31 March 2009	A$	235.2	1.4552	$161.6

Insurance recoveries[1]		(12.9)	1.1991	(10.8)
Gain on foreign currency exchange				48.5

Insurance receivable – 31 December 2009	A$	222.3	1.1151	$199.3

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the nine months ended 31 December 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets – 31 March 2009	A$	502.7	1.4552	$345.5

Amounts offset against income tax payable[1]		(20.3)	1.1991	(17.0)
Impact of other asbestos adjustments[1]		(2.3)	1.1151	(2.0)
Gain on foreign currency exchange				104.0

Deferred tax assets – 31 December 2009	A$	480.1	1.1151	$430.5

Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 December 2009 and 31 March 2009, this amount was US$12.1 million and US$22.8 million, respectively. During the nine months ended 31 December 2009, there was a US$5.7 million favourable effect of foreign currency exchange.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.9 million at 31 December 2009. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$1.1 million at 31 December 2009. During the nine months ended 31 December 2009, there was a US$0.6 million unfavourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the nine months ended 31 December 2009, the AICF sold US$47.4 million (A$56.8 million) of its short-term investments which at 31 March 2009 had been adjusted to their fair market value of US$42.7 million (A$51.2 million). The sales for the nine months ended 31 December 2009 resulted in the Company recording a realised gain of US$4.7 million (A$5.6 million) in the line item Other Income.
At 31 December 2009, the Company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$3.4 million (A$4.1 million). This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.
The changes in the restricted cash and short-term investments of the AICF for the nine months ended 31 December 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2009	A$	143.1	1.4552	$98.3

Asbestos claims paid[1]		(84.9)	1.1991	(70.8)
AICF operating costs paid — claims-handling[1]		(2.5)	1.1991	(2.1)
AICF operating costs paid — non claims-handling[1]		(2.0)	1.1991	(1.6)
Insurance recoveries[1]		12.9	1.1991	10.8
Interest and investment income[1]		3.1	1.1991	2.6
Unrealised gain on investments[1]		4.1	1.1991	3.4
Gain on investments[1]		5.6	1.1991	4.7
Other[1]		(0.9)	1.1991	(0.9)
Gain on foreign currency exchange				26.0

Restricted cash and cash equivalents and restricted short-term investments – 31 December 2009	A$	78.5	1.1151	$70.4

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months
	Ended		For the Years Ended 31 March
	31 December 2009		2009		2008		2007		2006 [1]

Number of open claims at beginning of period		534		523		490		564		712
Number of new claims		401		607		552		463		346
Number of closed claims		430		596		519		537		502
Number of open claims at end of period		505		534		523		490		556
Average settlement amount per settled claim	A$	186,527	A$	190,638	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per case closed	A$	173,080	A$	168,248	A$	126,340	A$	128,723	A$	122,535
Average settlement amount per settled claim	US$	155,556	US$	151,300	US$	128,096	US$	127,163	US$	114,318
Average settlement amount per case closed	US$	144,342	US$	133,530	US$	109,832	US$	98,510	US$	92,229

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
7. Fair Value Measurements
The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded, net of tax, as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other than temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair value compared to the cost of the assets. The Company recorded an unrealised gain on these restricted short-term investments of US$3.4 million for the nine months ended 30 December 2009. This unrealised gain is included as a separate component of accumulated other comprehensive income.
Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 31 December 2009, the Company had interest rate swap contracts with a total principal of US$250.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. At 31 December 2009 the weighted average fixed interest rate of these contracts is 2.49% and the weighted average remaining life is 3.0 years. These contracts have a fair value of US$0.4 million, which is included in Accounts Payable. The Company recorded an unrealised loss on interest rate swaps of US$0.2 million and an unrealised gain of US$1.3 million, respectively, for the three and nine months ended 31 December 2009.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 December 2009 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US Dollars)	31 December 2009	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$51.2	$51.2	$—	$—
Restricted cash and cash equivalents	48.8	48.8	—	—
Restricted short-term investments	26.9	26.9	—	—

Total Assets	$126.9	$126.9	$—	$—

Liabilities
Accounts Payable	0.4	—	$0.4	$—

Total Liabilities	$0.4	$—	$0.4	$—

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
8. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
ASIC Proceedings
The note below should be read in the light of earlier disclosures made by the Company (see for example the notes to the Annual Report on Form 20-F for the fiscal year ended 31 March 2009 lodged with the United States Securities and Exchange Commission on 25 June 2009, the notes to the Company’s Condensed Consolidated Financial Statements as of and for the Period Ended 30 June 2009 lodged with the ASX on 18 August 2009, the Company’s statement on the ASIC proceedings on 20 August 2009, and the notes to the Company’s Condensed Consolidated Financial Statements as of and for the Period Ended 30 September 2009 lodged with the ASX on 23 November 2009) regarding these proceedings following the judgment delivered on 23 April 2009, by Justice Gzell against the Company, ABN 60 (formerly JHIL) and ten former directors and officers, and the same notes concerning the existence of indemnities in favour of certain of its directors and officers under which it has incurred, and may continue to incur, further costs which may be material.
There has been no substantive change to the status of the proceedings as disclosed in the Company’s Condensed Consolidated Financial Statements as of and for the Period Ended 30 September 2009. As previously disclosed, all defendants other than two have lodged appeals against Justice Gzell’s judgments. ASIC has responded by lodging cross appeals against the appellants. The appeals are listed for hearing over a period of up to nine days commencing 19 April 2010.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a proportion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 December 2009, the Company has not recorded any related loss reserves.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Chile Litigation
Settlement
On 30 December 2009, the Company entered into a settlement agreement with Compañía Industrial El Volcán S.A. (“El Volcan”) resolving all outstanding issues between the parties relating to the sale of Fibrocementos Volcan Limitada (“FC Volcan”) (the former James Hardie Chilean entity) to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Industria Cementa Limitada (“Cementa”) or Electrónica Quimel S.A. (“Quimel”). El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the Company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the Company’s provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in the Condensed Consolidated Statement of Operations for the three and nine months ending 31 December 2009. Accordingly, the Company has no provisions recorded on its Condensed Consolidated Balance Sheet at 31 December 2009 relating to the Chile litigation.
Background
On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against FC Volcan, the former James Hardie Chilean entity), in civil litigation brought by Cementa in 2007.
Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
9. Income Taxes
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia, The Netherlands, and the Republic of Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
Due to the Company’s size and the nature of its business, the Company is subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and has not yet been handed down.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 31 December 2009 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 December 2009 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At 31 December 2009 and 31 March 2009, this deposit totaled US$237.9 million (A$265.3 million) and US$173.5 million (A$252.5 million), respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 31 March 2009	$12.3	$(16.0)
Additions for tax positions of the current year	1.6	—
Additions for tax positions of prior year	4.1	(2.2)
Other reductions for the tax positions of prior periods	(5.0)	—
Foreign currency translation adjustment	—	(5.6)

Balance at 31 December 2009	$13.0	$(23.8)

As of 31 December 2009 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$13.0 million and an expense of US$(23.8) million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months and nine months ended 31 December 2009, the total amount of interest and penalties recognised in tax expense as a benefit was US$1.1 million and US$2.2 million, respectively.
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
10. Stock-Based Compensation
At 31 December 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity-based award grants as estimated using pricing models was US$2.9 million and US$1.6 million for the three months ended 31 December 2009 and 2008, respectively, and US$6.9 million and US$5.2 million for the nine months ended 31 December 2009 and 2008, respectively. As of 31 December 2009, the unrecorded deferred stock-based compensation balance related to equity awards was US$11.0 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.2 years.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2009	23,747,833	18,272,928	A$	7.28

Newly Authorised	—	—
Exercised	—	(1,928,745)	A$	5.39
Forfeited	1,414,320	(1,644,320)	A$	7.91

Balance at 31 December 2009	25,162,153	14,699,863	A$	7.45

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the nine months ended 31 December 2009 and 2008.
Restricted Stock
The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date
Non-vested at 31 March 2009	2,991,061	A$	3.95
Granted	2,047,970	A$	5.38
Vested	(208,009)	A$	3.85
Forfeited	(69,806)	A$	4.21

Non-vested at 31 December 2009	4,761,216	A$	4.57

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Restricted Stock – service vesting
The Company granted 1,066,595 restricted stock units (service vesting) under the Long-Term Incentive Plan and 277,719 restricted stock units (service vesting) under the JHI NV 2001 Equity Incentive Plan for the nine months ended 31 December 2009.
The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants (service vesting) valued during the nine months ended 31 December 2009:

	07 December 2009		29 May 2009
	Grant		Grant

Dividend yield[1]		$0.00 per annum		$0.00 per annum
Risk free interest rate[1]		n/a		n/a
Expected life in years		3.0		2.0
JHX stock price at grant date	A$	8.30	A$	4.31
Number of restricted stock units		277,719		1,066,595

[1]	The risk free rate is not applicable as the assumed dividend yield is nil.
Restricted Stock – market condition
Under the terms of the Long-Term Incentive Plan, the Company granted 703,656 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the nine months ended 31 December 2009. The vesting of these restricted stock units is subject to a market condition as outlined in the Long-Term Incentive Plan rules.
The fair value of each of these restricted stock units (market condition) granted under the Long-Term Incentive Plan is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the nine months ended 31 December 2009:

	11 December 2009		15 September 2009
	Grant		Grant

Expected volatility		49.9%		42.1%
Risk free interest rate		2.1%		2.5%
Expected life in years		3.0		3.0
JHX stock price at grant date	A$	8.20	A$	7.04
Number of restricted stock units		181,656		522,000

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Scorecard LTI – Cash Settled Units
Under the terms of the Long-Term Incentive Plan, the Company granted awards equivalent to 1,089,265 Scorecard LTI units that provide recipients a cash incentive based on JHI NV’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on the scorecard. Compensation expense recognised for awards are based on the fair market value of JHI NV’s common stock on the date of grant, adjusted for subsequent changes in JHI NV’s common stock price at the balance sheet date.
Cash Settled Units
The Company granted 35,741 cash settled units (service vesting) to employees during the nine months ended 31 December 2009, under the JHI NV 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI NV’s common stock on the date of grant, adjusted for subsequent changes in JHI NV’s common stock price at the balance sheet date.
11. Operating Segment Information
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East, and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2009	2008	2009	2008

USA & Europe Fibre Cement	$179.1	$195.9	$631.3	$740.6
Asia Pacific Fibre Cement	81.9	58.5	218.4	220.7

Worldwide total	$261.0	$254.4	$849.7	$961.3

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	(Loss) Income Before Income Taxes		(Loss) Income Before Income Taxes
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2009	2008	2009	2008

USA & Europe Fibre Cement[2]	$39.6	$40.3	$173.7	$167.0
Asia Pacific Fibre Cement[2]	17.3	10.5	44.4	40.4
Research and Development[2]	(6.1)	(4.7)	(14.9)	(14.7)

Segments total	50.8	46.1	203.2	192.7
General Corporate[3]	(25.7)	72.8	(236.0)	141.3

Total operating income (loss)	25.1	118.9	(32.8)	334.0
Net interest expense[4]	(0.8)	(1.1)	(1.9)	(1.9)
Other (expense) income	2.2	—	6.0	—

Worldwide total	$26.5	$117.8	$(28.7)	$332.1

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2009	2009

USA & Europe Fibre Cement	$754.0	$772.6
Asia Pacific Fibre Cement	209.0	167.9
Research and Development	14.9	12.2

Segments total	977.9	952.7
General Corporate[5,6]	1,153.0	946.0

Worldwide total	$2,130.9	$1,898.7

Geographic Areas

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2009	2008	2009	2008

USA	$174.2	$192.3	$616.9	$727.2
Australia	59.6	39.9	158.4	156.5
New Zealand	14.2	10.6	37.0	41.2
Other Countries	13.0	11.6	37.4	36.4

Worldwide total	$261.0	$254.4	$849.7	$961.3

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2009	2009

USA	$756.3	$774.4
Australia	130.9	99.8
New Zealand	39.9	27.1
Other Countries	50.8	51.4

Segments total	977.9	952.7
General Corporate[5,6]	1,153.0	946.0

Worldwide total	$2,130.9	$1,898.7

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$2.7 million and US$1.6 million for the three months ended 31 December 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.2 million and US$0.2 million for the three months ended 31 December 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$4.3 million and US$3.4 million for the three months ended 31 December 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.8 million and US$1.3 million for the three months ended 31 December 2009 and 2008, respectively.

Research and development costs of US$7.8 million and US$5.5 million for the nine months ended 31 December 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.7 million and US$1.0 million for the nine months ended 31 December 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$11.7 million and US$11.3 million for the nine months ended 31 December 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.2 million and US$2.9 million for the nine months ended 31 December 2009 and 2008, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Included in General Corporate for the three months ended 31 December 2009 are unfavourable asbestos adjustments of US$17.5 million, AICF SG&A expenses of US$0.6 million and ASIC expenses of US$0.6 million. Included in General Corporate for the three months ended 31 December 2008 are favourable asbestos adjustments of US$93.6 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$5.8 million. Included in General Corporate for the nine months ended 31 December 2009 are unfavourable asbestos adjustments of US$200.0 million, AICF SG&A expenses of US$1.6 million and ASIC expenses of US$1.6 million. Included in General Corporate for the nine months ended 31 December 2008 are favourable asbestos adjustments of US$193.9 million, AICF SG&A expenses of US$1.4 million and ASIC expenses of US$12.3 million.

[4]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense for the three months ended 31 December 2009 and 2008 is AICF interest income of US$0.9 million and

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

US$1.6 million, respectively. Included in net interest expense for the nine months ended 31 December 2009 and 2008 is AICF interest income of US$2.6 million and US$4.8 million, respectively. See Note 6.

[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 31 December 2009 and 31 March 2009 are US$799.4 million and US$681.0 million, respectively, and are included in the General Corporate segment.
12. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	31 December	31 March
(Millions of US dollars)	2009	2009

Pension and post-retirement benefit adjustments (net of tax of US$1.1 million, respectively)	$(1.2)	$(1.4)
Unrealised gain on restricted short-term investments	3.4	—
Foreign currency translation adjustments	45.4	3.6

Total accumulated other comprehensive income	$47.6	$2.2

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
13. Re-domicile
On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage proposal (the “Proposal”) to transform the Company into a Societas Europaea (“SE”) (Stage 1) and, subsequently, change its domicile from The Netherlands to the Republic of Ireland (Stage 2). Readers are referred to the Company’s Registration Statement on Form F-4 (File No. 333-160177) filed with the United States Securities and Exchange Commission on 20 July 2009, as amended (the “Amended Registration Statement”), for further information on the Proposal.
Taxes
During the three months ended 31 December 2009 and in conjunction with Stage 1, the Company incurred a US$19.3 million tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in the Republic of Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime. In accordance with US GAAP, this charge has been deferred and included in non-current Other Assets on our Condensed Consolidated Balance Sheet as of 31 December 2009.
The Dutch Tax Authority (the “DTA”) is currently reviewing the fair market value of the Company’s intellectual property as determined by an third party valuation firm. This review by the DTA is ongoing and has the potential to result in a higher tax liability. Although it is possible the Company may incur an additional tax liability as a result of the DTA’s review, an amount cannot be estimated at this time.
Implementation Timing
In its Explanatory Memorandum for the Proposal, the Company estimated that the Proposal would be completed by January 2010.
Under European Union (EU) law, before Stage 1 could be implemented, the Company was required to negotiate the terms of future employee involvement in the SE Company with a Special Negotiating Body (“SNB”) of employees from EU member states in which the Company operates. This future involvement takes the form of information provided to employees by the Company and consultation between the Company and employees on certain issues. As of 31 December 2009, negotiations with the SNB were on-going.
In February 2010, agreement was reached with the SNB, and the Company now expects to implement Stage 1 of the Proposal by the end of February 2010.
After Stage 1 has been completed, the Company intends to seek shareholder approval for Stage 2 at a meeting which it anticipates will be convened in the second quarter of calendar 2010. If shareholders approve Stage 2 , the Proposal is expected to be completed early in the second half of calendar 2010.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)
In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as the “Company,” “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
The Company has operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. The Company also is exposed to interest rate risk associated with its long-term debt and to changes in prices of commodities the Company uses in production.
The Company’s policy is to enter into derivative instruments solely to mitigate risks in its business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
The Company has significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect the Company’s financial position, results of operations and cash flows. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of the Company’s revenues are produced in US dollars, exposes the Company to risks associated with fluctuations in the US dollar/Australian dollar exchange rate.
For the nine months ended 31 December 2009, the following currencies comprised the following percentages of the Company’s net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other [1]

Net sales	72.6%	18.6%	4.4%	4.4%
Cost of goods sold	69.9%	20.7%	4.9%	4.5%
Expenses[2]	30.5%	65.8%	1.1%	2.6%
Liabilities (excluding borrowings)[2]	41.7%	57.5%	—	0.8%

[1]	Comprises Philippine pesos and Euros.

[2]	Liabilities include A$ denominated asbestos liability. Expenses include adjustments to the asbestos liability. See Note 6 for further information.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur.
Interest Rate Risk
The Company has market risk from changes in interest rates, primarily related to its borrowings under external credit facilities. At 31 December 2009, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk associated with its variable rate borrowings. At 31 December 2009 the Company had interest rate swap contracts with a total principal of US$250.0 million. See Note 7 for further information.

James Hardie Industries N.V. and Subsidiaries
(Unaudited)
Commodity Price Risk
The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that the Company uses in its manufacturing process. Pulp prices have also been subject to significant price fluctuations in the past.
The Company expects that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if the Company enters into such contracts with suppliers and if such commodity prices decrease, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

James Hardie Industries N.V. and Subsidiaries
(Unaudited)
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of

James Hardie Industries N.V. and Subsidiaries
(Unaudited)
currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the Company’s pending transformation to a Dutch “SE” company and proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the Company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.